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                     December 29, 2022

       Ross Haghighat
       Chief Executive Officer and Chief Financial Officer
       BioPlus Acquisition Corp.
       260 Madison Avenue, Suite 800
       New York, NY 10026

                                                        Re: BioPlus Acquisition
Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-41116

       Dear Ross Haghighat:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction